Exhibit 99.1

Revolutionary Alpha-Emitters Radiotherapy: Brain Tumors 1

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Today's Presenters 3 Raphi Levy CFO Alpha Tau Joshua Palmer, MD Professor, Radiation Oncology Ohio State University Comprehensive Cancer Center – The James Robert Den, MD CMO Alpha Tau Uzi Sofer CEO Alpha Tau

• Alpha DaRT Mechanism of Action • Preclinical Data • Clinical Approach • Clinical Trial 4 Agenda

Geography Target Indication H1 2026 H2 2026 2027+ United States Recurrent Cutaneous SCC Pancreatic Cancer Recurrent GBM Clinical Regulatory Complete Multi-Center Pivotal Recruitment 5 Data Readout + Potential FDA Submission Complete Recruitment in Pilot Study Complete Recruitment in Feasibility Study Initial Safety Readout (First 3 Patients) ✓ Completed ✓ ✓ Initial Readout from Pilot Study Potential FDA Approval Today's discussion Anticipated Milestones

Alpha DaRT: Mechanism of Action 6

Types of Radioactive Decay Due to the mass of the alpha particle, in comparison to beta particle, alpha has a low penetration power. This means that the outside layer of the human skin, for example, can block these particles. 7

8 Conventional Gamma/Beta Radiation • Indirectly damaging the DNA • Dependent on oxygen presence • Repairable single strand breaks Alpha Radiation • Directly damaging the DNA • Independent of oxygen presence • Irreparable double strand breaks γ/β Radiation Single Strand Breaks Double Strand Breaks α Radiation O2 Free Radicals Why has alpha-based radiation not been integrated into clinical practice? Why Use Alpha Radiation?

Healthy Tissue Healthy Tissue Alpha Radiation is Focal - Short Range Limits Clinical Use 9 Alpha Radiation Short range in tissue limits damage to surrounding organs but also limits coverage Beta/Gamma Radiation Long therapeutic range with risk to surrounding organs What is the Alpha DaRT?

Alpha DaRT - Diffusing Alpha-emitters Radiation Therapy https://www.youtube.com/watch?v=nwfzJHm0fTQ 10

Mechanism of Action of the Alpha DaRT Technology

^{224}Ra Decay Chain

- Alpha DaRT leverages the innate decay chain of Radium-224
- The decay chain of Radium-224 includes four alpha particles
- Radium-224 has a half-life of ~3.7 days, while the remaining decay chain has a total half-life of approximately 12 hours, before eventually stabilizing in inert form



224Ra
α
3.7d
220Rn
α
56s
216Po
α
0.15s
212Pb
10.64h
212Bi
60.6m
212Po
α
0.3µs
60.6m
α
208Tl
3.05m
208Pb

Alpha DaRT

- The Alpha DaRT utilizes stainless steel sources that are impregnated with Radium-224
- The source is designed such that when injected into the tumor, the radium remains attached to the source while its daughter atoms detach, emitting cytotoxic alpha particle payloads as they move deeper into the tumor until stabilizing

Alpha DaRT is designed to overcome the range limitations of alpha particles through precise release of alpha emitters into the tumor, generating a potent and tight distribution of alpha radiation

AlphaTAU 11

Brain Preclinical Studies – Small Animal 12

Alpha DaRT is Designed to be Highly Potent and Conformal


ANTICANCER RESEARCH

Intratumoral ^{224}Ra-Loaded Wires Spread Alpha-Emitters Inside Solid Human Tumors in Athymic Mice Achieving Tumor Control

Alpha DaRT observed activity range (U87 GBM s.c. tumors):



Y (mm)
X (mm)
8
6
4
2
0
-2
-4
-6
-8
-8 -6 -4 -2 0 2 4 6 8
1000
100
10
1



5 mm

A representative tumor section demonstrating (left) normalized asymptotic dose according to high-resolution autoradiography analysis, and (right) correlating necrotic domains following H&E staining

- "Death zone" of ~4-5 mm in diameter (>16 Gy)
- The dose drops down sharply
- No damage was caused to the adjacent tissue

Cooks, Tomer et al. "Intratumoral 224Ra-loaded wires spread alpha-emitters inside solid human tumors in athymic mice achieving tumor control." Anticancer research vol. 32,12 (2012): 5315-21.
Note: "Gy" = Gray

AlphaTAU 13

14 Nishri, Yossi et al. "Diffusing alpha-emitters radiation therapy in combination with temozolomide or bevacizumab in human glioblastoma multiforme xenografts." Frontiers in oncology vol. 12 888100. 27 Sep. 2022, doi:10.3389/fonc.2022.888100 In Vivo Impact of Alpha DaRT Monotherapy and in Combination with Temozolomide Growth of U87 tumors (4 mm length) treated with a single 21.3-24.3 kBq Alpha DaRT source or inert control. 0 100 200 300 400 500 600 700 0 10 20 30 40 50 Tumor Volume (mm3) Days Post DaRT insertion Mean Tumor Volume Inert + vehicle (n=8) DaRT + vehicle (n=9) DaRT + TMZ (n=7) Temozolomide Alpha radiation reduced the growth in vivo in U87 cells Growth delay of U87 tumors treated with Alpha DaRT in combination with temozolomide vs. monotherapies and control

0 200 400 600 800 1,000 1,200 1,400 1,600 0 5 10 15 20 25 30 35 40 Tumor volume (mm3) Days Post Alpha DaRT Insertion Alpha DaRT + Avastin Alpha DaRT + IgG Inert + Avastin Inert + IgG n=14 n=13 n=13 n=12 Avastin / IgG control injections 3 times per week for 3 weeks Alpha DaRT + Avastin Combo Showed Attenuated Growth of GBM Xenografts 15 Alpha DaRT Insertion Nishri, Yossi et al. "Diffusing alpha-emitters radiation therapy in combination with temozolomide or bevacizumab in human glioblastoma multiforme xenografts." Frontiers in oncology vol. 12 888100. 27 Sep. 2022, doi:10.3389/fonc.2022.888100

16 Alpha DaRT Can be Implanted Orthotopically

Brain Preclinical Studies – Large Animal 17

Alpha Radial Applicator 18 https://www.youtube.com/watch?v=IJY965J0xMk

19 MR Image of an Alpha DaRT Source in a Phantom Model A designated applicator allowed the delivery of 1-3 clusters of 7 sources in each hemisphere

20 Surgical Insertion Post – Insertion CT Intra-op Fluoroscope Post – Coronal MRI Large Animal Pre-Clinical Trial of Brain Applicator Shushan, Yigal et al. "Stereotactic implantation of diffusing alpha-emitters radiation therapy sources in the swine brain: a potential new focal therapy for brain tumors." Journal of Neuro-Oncology vol. 172. 2 January 2025, doi:10.1007/s11060-024-04919-5

Image-guided stereotactic Alpha DaRT deployment and implantation in the swine brain was demonstrated to be feasible and safe. The configuration required by the treatment plan was efficiently implemented using a designated applicator. In contrast to other radiotherapies, no tissue changes in distant sites were observed. This is a major potential advantage of the suggested therapy, especially for patients who were previously treated with radiation and cannot receive additional external radiation treatments. Based on these safety findings, Alpha DaRT is being studied in clinical trials for patients with recurrent brain tumors. 21 Highlights from Pre-Clinical Brain Studies

Alpha DaRT Interim Data First 3 Patients in CTP-GBM-01 22

REGAIN Clinical Trial Design

Recurrent GBM

AlphaDaRT Insertion →

Primary Endpoints:
Feasibility and Safety

Secondary Endpoints:
MRI Response and Overall Survival

Key Eligibility Criteria:

1. Age 18-85
2. Single gadolinium-enhancing lesion ≤ 3 cm
3. 6 month interval since completion of prior XRT
4. Disease Progression per RANO criteria
5. 4 week interval from any prior therapy

Feasibility: Defined as placement of Alpha DaRT in 7 out of 10 patients

Safety: Incidence of any Grade 3 or higher CNS adverse event

MRI Response: Local radiographic tumor control

Overall Survival: Time from treatment until death

Treatment Protocol:

- One-time treatment with Alpha DaRT using the Alpha radial applicator
- The patients will receive steroids to prevent edema or increase intracranial pressure, but no other treatments are specified in the protocol
- No additional requirements beyond standard of care
- Neurosurgical monitoring, all patients discharged within 36 hours

Patient Enrollment:

- 3 patients enrolled and treated to date
- Planning to enroll 10 patients total

FDA Review:

- The FDA requested first 3 patients treated at a maximum of 1 per month
- Initial treated patients followed by an interim safety analysis for FDA review before treating remaining 7 patients

AlphaTAU 23

24 Baseline Characteristics of First Three Patients Treated Recurrent GBM Patient 1 Patient 2 Patient 3 Patient 1 Patient 2 Patient 3 Age 56 71 56 Sex Male Male Male Initial Diagnosis WHO grade 4 glioma IDH wild type, MGMT unmethylated with FGFR:TACC fusion Right frontal WHO grade 4 glioma IDH wild type WHO grade 4 glioma IDH wild type, MGMT hypermethylated Date of Initial Diagnosis Feb 2024 May 2021 Feb 2025 Number of Recurrences 3 2 1

25 Patient 1 • 56-year-old male with a WHO grade 4 glioma IDH wild type, MGMT unmethylated with FGFR:TACC fusion • Initial Diagnosis was in 2/2024, Gross Total Resection in 2/11/24 • Post operative course: • 60 Gy in 30 fractions with temozolomide completed 3/19/24-4/30/24 • 1st recurrence 10/24 underwent LITT and Gallium Maltolate trial • 2nd recurrence underwent surgery revealing recurrent GBM • 3rd recurrence led to Alpha DaRT trial • He has baseline left homonymous hemianopsia Patient 1 Patient 2 Patient 3

26 Pre-Alpha DaRT MRI • New focal enhancement in the right parieto- occipital lobe with surrounding FLAIR • Amino Acid PET performed and focal activity seen at these lesion only Ax T1 C+ Ax T2 FLAIR Patient 1 Patient 2 Patient 3

27 Treatment Plan Patient 1 Patient 2 Patient 3

28 Post Insertion Dosimetry Patient 1 Patient 2 Patient 3

Post Implant CT-Same Day Showing accurate placement of seeds, no bleed Pre-treatment PET demonstrating activity only in the new focal lesion 29 Post Implant MRI - Same Day showing accurate placement of sources Post Implant XR - During surgery showing deployment of sources Post Implant CT - Same Day showing accurate placement of sources, no bleed Post Implant MRI - Dosimetry confirming appropriate coverage Pre-treatment PET demonstrating activity only in the new focal lesion Patient 1 Patient 2 Patient 3

30 MRI 1 Month Post Alpha DaRT • There was a focal enhancement around each Alpha DaRT • No discernable lesion remained • Confirmed on central neuroradiology review with 2 neuroradiologists • No new edema around implant Patient 1 Patient 2 Patient 3

31 MRI 3 Months Post Alpha DaRT • No progression of disease • Continued to be in CR • No new radiation treatment changes or injury • Alpha DaRT sources continued to have linear enhancement Patient 1 Patient 2 Patient 3

32 Adverse Events and Current Status* • He developed no dose limiting toxicities, no symptoms from treatment • NED (no evidence of disease), with complete response (CR) in the lesion Patient 1 Patient 2 Patient 3 * Interim Data as of 3-May-2026

33 Patient 2 • 71-year-old male with an initial diagnosis in 5/2021 of a right frontal WHO grade 4 glioma IDH wild type, who underwent gross total resection and completed chemo-RT with 60 Gy in 30 fractions 6/21- 8/11/21 and temozolomide • The patient had seizures post surgery • This right frontal was stable. • He developed a left frontal lesion in 5/2025 and underwent gross total resection on 5/20/25 demonstrating a WHO grade 4 glioma IDH wild type • He underwent 35 GyE in 10 fractions intensity modulated proton therapy completed on 7/22/25 • On 2/2/26 he developed a local recurrence in the right frontal lobe Patient 1 Patient 2 Patient 3

34 Prior Radiation Therapy Courses 46 Gy with 14 Gy boost (60Gy) total 35 GyE in 10 fractions focal protons IMPT Patient 1 Patient 2 Patient 3

35 Pre-Alpha DaRT MRI • New focal enhancement in the right frontal lobe with surrounding FLAIR • Amino Acid PET performed and focal activity seen at these lesion only F18 Fluciclivine PET Ax T1 C+ CT head no contrast Ax T2 FLAIR Patient 1 Patient 2 Patient 3

36 Treatment Plan Patient 1 Patient 2 Patient 3

37 Post Insertion Dosimetry Patient 1 Patient 2 Patient 3

38 Alpha DaRT Deployment Post-op Day 0 MRI and CT demonstrating accurate deployment Patient 1 Patient 2 Patient 3

39 MRI 1 Month Post Alpha DaRT • There was a focal enhancement around each Alpha DaRT • No discernable lesion remained • Confirmed on central neuroradiology review with 2 neuroradiologists • No new edema around implant Patient 1 Patient 2 Patient 3

40 MRI 3 Months Post Alpha DaRT • No progression of disease • Continued to be in complete response • No new radiation treatment changes or injury • Alpha DaRT with continued but diminishing enhancement Patient 1 Patient 2 Patient 3

41 Adverse Events • He developed a grade 3 seizure with Todd's paralysis 10 days post Alpha DaRT, this occurred during his steroid taper • This required a 48-hour hospitalization • As previously noted, the patient had a history of seizures • Symptoms improved to baseline on steroids and additional imaging showed normalizing edema to pretreatment extent • Doing well and returned to his neurologic baseline* Patient 1 Patient 2 Patient 3 * Interim Data as of 3-May-2026

• 56 yo M with WHO grade 4 glioma IDH wt, MGMT hypermethylated, Ki67-40%, DL1 0% • He underwent a subtotal resection and underwent a reoperation (gross total resection) 1 month later due to early progression noted on imaging, and developed post op empyema with klebsiella • He has a history of seizures since his first surgery • He underwent post op Chemo RT with 60 Gy and temozolomide • During adjuvant temozolomide noted to have progressive enhancement in the prior surgical resection • Amino Acid PET positive and RANO progressive based on size and consensus review 42 Patient 3 Patient 1 Patient 2 Patient 3

43 Prior Radiation Treatment Plan Patient 1 Patient 2 Patient 3

44 Pre-Alpha DaRT MRI • New focal enhancement in the right frontal lobe with surrounding FLAIR • Amino Acid PET performed and focal activity seen at these lesion only F18 Fluciclivine PET Ax T1 C+ Ax T2 FLAIR Patient 1 Patient 2 Patient 3

45 Treatment Plan Patient 1 Patient 2 Patient 3

46 Post Insertion Dosimetry Patient 1 Patient 2 Patient 3

47 Alpha DaRT Deployment Post-op Day 0 MRI and CT demonstrating accurate deployment Patient 1 Patient 2 Patient 3

48 Post Implant Day 3 MRI • 3 days post procedure and steroids patient had breakthrough seizure • MRI showed pseudoprogression with edema and enhancement slightly larger Patient 1 Patient 2 Patient 3

49 MRI 1 Month Post Alpha DaRT • There was a focal enhancement around each Alpha DaRT • 30% decrease in size • Confirmed on central neuroradiology review with 2 neuroradiologists • No new edema around Alpha DaRT Patient 1 Patient 2 Patient 3

50 Adverse Events* • He developed a grade 2 seizure • His symptoms improved to baseline on steroids and additional imaging showed normalizing edema to pretreatment extent • Doing well and back to his neurologic baseline • His most recent response was Stable Disease per RANO criteria with a 30% reduction in size on 1 month MRI Patient 1 Patient 2 Patient 3 * Interim Data as of 3-May-2026

51 51 Summary* • Three patients have been treated • There were no unanticipated associated side effects noted • All patients' tumors have responded with 2 complete responses and one stable disease (30% size reduction) • Plan for completion of enrollment of 10 patients on this pilot study pending FDA review * Interim Data as of 3-May-2026

Questions? 52